THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 4)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


             Common Stock Par Value $5.00 Per Share
                (Title of Class and Securities)


                           848926101
              (CUSIP Number of Class of Securities)



               James E. McKee, Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5294
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        October 4, 1995
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13D-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None    (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None    (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None      (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________
CUSIP No. 000000000                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     1,506,042 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     1,506,042 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,506,042   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      83.18%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     36,900 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     36,900 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     36,900 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      2.04%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          This Amendment No. 4 to Schedule 13D on Spinnaker Industries, Inc. (the "Issuer"), formerly known as Safety Railway Services Corporation, is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on December 10, 1987. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch"), Lynch Manufactur-ing Corporation ("Lynch Manufacturing"), Western New Mexico Telephone Company ("Western New Mexico"), Entoleter, Inc. ("Entoleter"), Lynch Telecommunications Corporation ("Lynch Telecom"), Lynch Telephone Corporation ("Lynch Telephone") and Inter-Community Telephone Company ("Inter-Community") (collective-ly, "Lynch and its affiliates"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships.
Certain of these entities may also make investments for their own accounts.
          The foregoing persons in the aggregate often own benefi-cially more than 5% of a class of equity securities of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership L.P. ("GPP"), GLI, Inc. ("GLI"), Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"); Gabelli International Limited ("GIL"), Gabelli International II Limited ("GIL II"), Gabelli International Gold Fund Limited ("GIGFL"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), Mr. Gabelli, Lynch, Lynch Manufacturing, Western New Mexico, Entoleter, Lynch Telecom, Lynch Telephone and Inter-Community. Those of the foregoing persons signing this
Schedule 13D are hereafter referred to as the "Reporting Per-
sons".
          GAMCO, a majority owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is
a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("l934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
          GLI, a wholly-owned subsidiary of GSI, is a general partner of G&R Partners, a Delaware partnership ("G&R"), which, in turn, is the general partner of Gabelli-Rosenthal & Partners, L.P., a Delaware limited partnership ("G-R"), whose primary business purpose is to do friendly leveraged buyouts. At the present time, G-R's sole business purpose is to monitor its existing portfolio investments.
          Gabelli Associates is a New York limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. GSI is the investment manager of GAL.
          GSI, a majority-owned subsidiary of GFI, is a Delaware corporation which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company.
          GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Advisers Act. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convert-ible Securities Fund, Gabelli Capital Asset Fund, Gabelli Interna-tional Growth Fund, Inc. and The Gabelli Global Interactive Couch Potato Fund, which are registered investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investing in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for, equity securities in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL II's common stock are offered to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors. The investments of GIL II are managed by Mr. Gabelli who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware investment limited partnership that seeks long-term capital appreciation primarily through investments in public and private equity securities. GSI is a general partner of ALCE.
       Multimedia Partners is a Delaware investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in public and private multime-dia communications companies. GSI is a general partner of Multimedia Partners.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, and manufactured products. Lynch Manufacturing, a Deleware corporation, is a wholly-owned subsidiary of Lynch. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwest-ern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone services in an area 40 miles west
of Fargo, North Dakota.   Lynch and its affiliates actively pursue
new business ventures and acquisitions. Lynch and its affiliates make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mr. Gabelli is Chairman of Lynch and owns beneficially 24.39% of the shares of Common stock of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons. GFI, in turn, is the majority stockholder of GAMCO. GFI is also the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI is a Delaware corporation, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL and GIL are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. GIL II is a corporation organized under the laws of the British Virgin Islands having their principal business office at c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies. Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Lynch Manufacturing is a Delaware corporation having its principal business office at 100 Douglas Street, Yankton, South Dakota, 257078.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) - On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding against Gabelli & Company and GAMCO. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the 1934 Act and Section 204A of the Advisers Act, respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
          On December 13, 1991, the Virginia State Corporation Commission entered an order of settlement in final disposition of matters arising from an allegation that GAMCO had transacted business in Virginia as an investment adviser without having been registered as such under Virginia Code Section 13.1-504A or an exemption therefrom. GAMCO consented to the entry of the order without admitting or denying the allegation and without a hearing. The terms of the order provide that GAMCO would pay a fine and costs totalling fifty-five thousand dollars and would not transact business in Virginia as an investment adviser unless it was registered as such under section 13.1-504A or was exempt from registration.
     (f) - Reference is made to Schedule I hereto.

Item 5.   Interest In Securities Of The Issuer
          Item 5 to Schedule 13D is amended, in pertinent part, as
follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 1,542,942 shares, representing 85.22% of the 1,810,504 shares outstanding as reported in the Issu-er's most recently filed Form 10-Q dated June 30, 1995. The Reporting Persons beneficially own those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          1,506,042               83.18%


Mario J. Gabelli                36,900                2.04%


          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and Lynch is deemed to have beneficial ownership of the securities beneficially owned by by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:

                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common

Boyle, Fleming,
George & Co., Inc. (BFG)             452,630          20.00%

Joseph P. Rhein                        1,500           0.08%


          (c)  There have been no transactions in the shares of

Common Stock of the Issuer during the past 60 days by the Reporting Persons, or to the best knowledge of Lynch or Lynch Manufacturing, by any person or entity listed on Schedule I.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          In connection with the acquisition by a subsidiary of the Issuer of the Central Products business of Alco Standard Corpora-tion ("Alco") on October 4, 1995, Lynch agreed to guarantee certain notes of the Issuer to Alco and to loan funds to the Issuer to repurchase said notes. In connection therewith, Richard J. Boyle, a director, Chairman of the Board and chief executive officer of the Issuer, Ned N. Fleming, III, a director and President of the Issuer, and BFG, which has a contract with the Issuer to provide management services, agreed not to sell any shares (or warrants to purchase any shares) of the Issuer's stock owned by them until Lynch's commitment to loan funds to the Issuer has terminated, any funds loaned to the Issuer have been paid, all payments owed to Lynch in connection therewith have been made and any Lynch guarantees of loans by other persons to the Issuer to fund the Issuer's obligation to honor the repurchase have terminated. Reference is made to the Issuer's Form 8-K dated October 4, 1995 for further information with respect to the transactions.
          Neither Messrs. Boyle or Fleming or BFG own any outstand-ing shares of the Issuer's stock. BFG holds a warrant to purchase 452,630 shares of the Issuer's common stock and may receive a warrant from the Issuer to purchase additional shares of the Issuer's common stock. Mr. Boyle is also a director of Lynch.
          Lynch Manufacturing is a party to a Voting Agreement with BFG and the Issuer pursuant to which Lynch Manufacturing and BFG agree to vote their shares of the Issuer's stock to elect as directors of the Issuer one person designated by BFG and all other persons designated by Lynch Manufacturing.

Item 7.   Material to be Filed as an Exhibit
          Exhibit MM to this Amendment No. 4 to Schedule 13D is attached hereto. The following Exhibit BB is incorporated by Exhibit BB in Amendment No. 6 to Schedule 13D of Hector Communica-tions relating to a Memorandum of Understanding between Gabelli Funds, Inc., Mario J. Gabelli, and the Federal Communications Commission. The following Exhibit CC is incorporated by reference to Exhibit CC in Amendment No. 10 to Schedule 13D of The Liberty Corporation relating to a Memorandum of Understanding filed with the FCC by Gabelli Funds, Inc., Mario J. Gabelli and the Federal Communications Commission. The following Exhibit LL is incorporat-ed by reference to Exhibit LL in the initial Schedule 13D of Pulitzer Publishing relating to Powers of Attorney. The following Exhibit NN is incorporated by reference to Exhibit 7.2 to the Issuer's Form 8-K dated June 13, 1994 and Exhibit 7.2 to Lynch's Form 8-K dated June 13, 1994.
          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commission
                         (dated November 3, 1992).

          Exhibit CC:    Joint motion for approval of memorandm
                         of understanding file with FCC by
                         Gabelli Funds, Inc., Mario J. Gabelli
                         and the Federal Communications Commis-
                         sion (dated November 9, 1992).

          Exhibit LL:    Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, or James E. McKee from
                         Joseph H. Epel.

                         Powers of Attorney to Stephen G. Bondi,
                         Steven M. Joenk, or James E. McKee from
                         Mario J. Gabelli.

          Exhibit MM:    Letter Agreement dated October 3, 1995
                         among Lynch and Messers. Boyle and Fleming and Boyle, Fleming, George & Co., Inc.

          Exhibit NN:    Voting Agreement dated June 10, 1994 among
                         Spinnaker Industries, Inc., Lynch
                         Manufacturing Corporation and Boyle,
                         Fleming, George & Co., Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    October 19, 1995

                                   MARIO J. GABELLI


                                  By:_____________________________
                                     James E. McKee
                                     Attorney-in-Fact



                                   LYNCH CORPORATION


                                   By:________________________
                                      Joseph H. Epel, Treasurer
                                      by: James E. McKee
                                          Attorney-in-Fact



                                   LYNCH MANUFACTURING CORPORATION



                                   By:________________________________
                                      Robert E. Dolan
                                      by: James E. McKee
                                          Attorney-in-Fact

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such in-dividual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.


Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli


     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer
     Stephen G. Bondi              Vice President - Finance

     James E. McKee                Vice President, General
                                   Counsel and Secretary

     Steven M. Joenk               Executive Vice President
                                   and Chief Financial Officer

     Joseph J. Frazzitta           Assistant Secretary


GAMCO Investors, Inc.

Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina M. Pitaro
     Joseph J. Frazzitta
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President, General
                                   Counsel and Secretary

Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds, Inc.

     Joseph R. Rindler             Managing Director
                                   GAMCO Investors, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David M. Perlmutter           Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President


Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     Joseph J. Frazzitta           Vice President - Finance

     James E. McKee                Secretary


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President-Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     Walter K. Walsh               Compliance Officer

     James E. McKee                Secretary


GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President


Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   2000 M. 63 North
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Lynch Manufacturing Corporation
100 Douglas Street
Yankton, SD  57078

Directors:

     Robert E. Dolan               See above-Lynch Corporation

     Martin J. Kiousis             100 Douglas Street
                                   Yankton, SD  57078

     Robert T. Pando               100 Douglas Street
                                   Yankton, SD  57078

Officers:

     Martin J. Kiousis             Executive Vice President

     Jerry Albrecht                Controller

     David L. Rhein                Treasurer

     Robert A. Hurwich             Secretary

     Robert E. Dolan               Assistant Controller


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     Mark A. Matteson              600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     James W. Toman                600 N. Pearl Street
                                   Suite 2160
                                   Dallas, TX  75201

     Robert P. Wentzel             See above Entoleter

     James Fleming                 230 Saugatuck Avenue, Unit 8
                                   Westport, CT  06880

Officers:

     James W. Toman                Chief Financial Officer
                                   and Secretary

     Robert P. Wentzel             President

     Anthony R. Massaro            Vice President-Manufacturing


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Robert A. Hurwich             See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Robert A. Hurwich             Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation
     Robert A. Hurwich             See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND  58011

Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer

     Robert A. Hurwich             Assistant Secretary


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Richard A. Kiesling           2801 International Lane
                                   Suite 207
                                   Madison, WI  53740

     Jack C. Keen                  See above-Western New Mexico
                                   Telephone Company

     Robert A. Snyder              See above-Inter-Community
                                   Telephone Company

Officers:

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller


Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Robert A. Hurwich             Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller